EXHIBIT 99.2
VALCENT PRODUCTS INC.
Management Discussion and Analysis as of March 01, 2010

The following information, prepared as of March 01, 2010, should be read in conjunction with unaudited consolidated financial statements for the nine months ended December 31, 2010 and 2009 and the audited consolidated financial statements for the twelve month periods ended March 31, 2010 and 2009 and the accompanying Management’s Discussion and Analysis (“the Annual MD&A”) for these fiscal periods.

The referenced consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  They do not include all the disclosures required for annual financial statements under Canadian GAAP, and should be read in conjunction with the most recent annual consolidated financial statements of the Company.

Change in Functional Currency

Effective April 1, 2009, the functional currency of the Company became the United States dollar (USD). Prior to that date, the Company’s functional currency was the Canadian dollar.  The change in functional currency from Canadian dollar (CAD) to USD resulted from increased business activities and monetary transactions conducted in USD. As a result of adopting this change prospectively, previously reported financial results have not been adjusted. The translated amounts for non-monetary items at the end of the prior period become the historical basis for those items in the period of the change and subsequent period. In addition, unrealized gains and losses due to movements in exchange rates on balances held in foreign currencies are shown separately on the Consolidated Statement of Cash Flows.

The Company continues to report in CAD as this currency is more relevant for the Company’s investors and other users of the financial statements. All amounts are stated in Canadian dollars unless otherwise noted.

Prior Share Consolidations

By certificate of amendment dated April 15, 2005, we changed our name from Nettron.com, Inc. to Valcent Products Inc. to reflect a newly adopted business plan.

On May 3, 2005 we delisted from the TSX Venture Exchange and effected a consolidation of our common shares on a one-for-six basis. We maintained our OTC Bulletin Board listing, however, our trading symbol was changed to “VCTPF”, which it remained through to July 15, 2009.

Due to economic circumstances and to make our Company more conducive to investment the shareholders of the Company approved a special resolution to reorganize the capital structure of the Company by a share consolidation of its common shares on the basis of one new share for each eighteen old shares.  This share consolidation became effective July 16, 2009.  Also effective July 16, 2009 our trading symbol changed to “VCTZF” and our CUSIP number changed to 91881 20 2.  Our website is located at www.valcent.net

Unless otherwise noted, all references to the number of common shares are stated on a post-consolidation basis.

Our common share authorized share capital remains unlimited.

Management Discussion and Analysis as of March 01, 2010 - continued

FORWARD-LOOKING STATEMENTS

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business.  Forward-looking statements may include words such as “plans”, “intends”, “anticipates”, “should”, “estimates”, “expects”, “believes”, “indicates”, “suggests” and similar expressions.

This MD&A contains forward-looking statements including, but not limited to, the ability to implement corporate strategies, the state of domestic capital markets, the ability to obtain financing, operating risks, changes in general economic conditions, and other factors are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

It is important to note that:

•	Unless otherwise indicated, forward-looking statements in this MD&A describe the Company’s expectations as of December 31, 2010.

•
Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate.  Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

•	The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason, except as required by law.

For a brief description of material factors that could cause the Company’s actual results to differ materially from the forward-looking statements in this MD&A, please see “Risks and Uncertainties”.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada. These filings are available at www.sec.gov in the U.S. and www.sedar.com in Canada.

Management Discussion and Analysis as of March 01, 2010 - continued

Organizational Structure

The following organizational chart sets forth the Company’s current corporate structure and reflects subsidiary interests relating to the Company’s various entities as at December 31, 2010.

Valcent Products, Inc. formed a wholly-owned Nevada corporation, Valcent USA, Inc. to conduct a range of business development initiatives in the United States in October 2005.  In turn, Valcent USA, Inc. formed Valcent Management, LLC, as a wholly-owned limited liability corporation under the laws of Nevada to serve as the general partner to Valcent Manufacturing Ltd. A limited partnership was also formed by Valcent USA, Inc. under the laws of Texas, wherein Valcent USA, Inc. serves as limited partner to Valcent Manufacturing Ltd.

Valcent Products EU Limited was incorporated in the domicile of England in November 2006 as a wholly owned subsidiary of Valcent Products Inc. to develop and sell vertical plant growing systems in Europe. During August 2010 Valcent Products EU Limited incorporated a wholly-owned subsidiary Valcent (EU) Eastern Europe in Poland.

Vertigro Algae Technologies, LLC, a Texas Limited Liability Corporation was formed in May 2008 as a 50% owned subsidiary to each of Valcent, USA Inc. and Global Green Solutions Inc. to develop algae related technologies. During July, 2010, Valcent Products Inc. and its subsidiary Valcent USA and Global Green Solutions Inc., Inc. agreed to the wind-up and dissolution of Vertigro Algae Technologies LLC, through which they had jointly pursued development of algae related research and development projects.

Management Discussion and Analysis as of March 01, 2010 - continued

PLAN OF OPERATIONS

From inception we have generated minimal cost recoveries from the Company’s business operations and have traditionally met the Company’s ongoing obligations by raising capital through external sources of financing, such as private placement, convertible notes, demand and promissory notes, and director and shareholder advances.  The Company is also attempting to sell non productive assets located at its El Paso research facility to generate capital.

At present, we do not believe that Valcent’s current financial resources are sufficient to meet the Company’s working capital needs in the near term or over the next twelve months and, accordingly, we will need to secure additional external financing to continue the Company’s operations. We anticipate raising additional capital though further private equity or debt financings and shareholder loans. On February 17, 2010 the Company completed an initial closing of US $1,432,285 under a private placement at US $0.15 per unit. Each unit consists of one common share and one half warrant. One whole warrant is exercisable into one common share at US $0.25. However, there can be no assurance that the Company will be successful in its future financing attempts. If we are unable to secure such additional external financing, we may not be able to meet the Company’s obligations as they come due or to fully implement the Company’s intended plan of operations, as set forth below, raising substantial doubts as to the Company’s ability to continue as a going concern.

On December 16, 2010 Stephen Kenneth Fane, FCA, accepted the position of Chief Executive Officer and a Director of the Company and Chris Ng accepted the position of Chief Operating and a Director of the Company. Current CEO Christopher Bradford, who is based in the UK, will now become Managing Director of the company’s UK subsidiary Valcent Products (EU) Limited, overseeing European operations. Bradford will also continue to act as Chairman of the Board of Directors for both companies.

The Company’s plan of operations over the course of the next twelve months, subject to adequate financing, is to focus on the continued development and marketing of the Company’s VertiCropTM vertical plant growing systems.

Current License Agreements

VertiCropTM Technology Purchase Agreement - Effective April 1, 2009, the Company executed a purchase agreement to acquire all ownership rights and intellectual property relating to certain vertical plant growing technology and Tomorrow Garden kit technology (the “Technologies”) from Glen Kertz, Pagic, and West Peak and which provides the Company with all rights and know how to the Technologies  (the “Purchase Agreement”).  Pursuant to this agreement, original master license agreements between the Company and Pagic were terminated and this agreement replaced all financial obligations the Company had with Pagic related to the original master license agreements, including annual payments, royalty burden, and all other associated licensing costs.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of US $2,000,000 plus issue 3% of its common stock on conclusion of the purchase agreement.  The US $2,000,000 is payable on a cumulative basis as to US $65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the technologies or US $12,000 per month until US $2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common stock is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to Glen Kertz and Pagic and the Company’s obligations under the Purchase Agreement will cease.

Management Discussion and Analysis as of March 01, 2010 - continued

During the last quarter of the fiscal year ended March 31, 2010, the Company and Pagic entered into negotiations to resolve certain disputes regarding the Purchase Agreement.  On March 8, 2010, an addendum to the Purchase Agreement (“Addendum”) was entered into by parties thereto whereby:

a) the purchase price of technology to be acquired was amended to an aggregate of US $3.15 million (previously US $2 million) of which certain equipment was permitted to be used by Pagic as an incentive to enter into the Purchase Agreement(“Addendum”).

b) US $100,000 was paid to Pagic by the Company at the date of the Addendum;

c) calculated minimum IP payments increased to US $18,000 per month from US $12,000 per month effective August 1, 2010; and

d) the term to complete the technology purchased was reduced from July 1, 2019 to July 12, 2014.

During the year ended March 31, 2010, $261,088 was paid or accrued to Pagic under the terms of the Purchase Agreement and its Addendum, and $318,250 was paid during the year ended March 31, 2009 under previous license arrangements, with such costs recorded as product development costs.

During the nine months ended December 31, 2010, US $138,000 (2009 - US $189,295) was paid or accrued to Pagic under the terms of the Purchase Agreement and its Addendum.

VertiCropTM Commercial Plant Growth Systems

Valcent Products Inc. has introduced its “VertiCropTM” vertical farming system as developed by its UK operations which grows a wide variety of crop products.  The Company initially began experimenting with vegetable crops and urban agriculture growing system within its greenhouse production facilities in El Paso, Texas, however, during the year ended March 31, 2009, the Company’s development efforts shifted to Valcent EU where it conducted detailed research independent of its US operations, and subsequently developed its commercial scale growing systems.

VertiCrop™ Technology – Concept and Advantages:  The VertiCrop™ technology provides a solution to rapidly increasing food costs caused by transportation/fuel due to the cost of oil and transport fuels. Under traditional farming practice, a reduction in availability and nutritional values results in the food people consume.  The VertiCrop™ is designed to grow vegetables and other plants close to urban centers much more efficiently and with greater food value than in agricultural field conditions that require transportation of product to distant consumption markets.

As the world population increases, agricultural land and water resources rapidly diminish.  Alternative and innovative solutions have to be found to feed people and reduce the consumption of water, land, energy, and food miles.

VertiCropTM is an innovative and exciting vertical growing system which:

•	Produces up to 20 times the normal production volume for field crops

•	Requires approximately 5% of the normal water requirements for field crops

Management Discussion and Analysis as of March 01, 2010 - continued

•	Can be built on non arable lands and close to major city markets

•	Can work in a variety of environments: urban, suburban, countryside, etc.

•	Minimizes or eliminates the need for herbicides and insecticides

•	Will have very significant operating and capital cost savings over field agriculture

•	Will drastically reduce transportation costs to market, resulting in further savings, higher quality and fresher foods on delivery and less transportation pollution

•	Is modular and easily scalable from small to very large food production situations

The VertiCrop™ grows plants in closely spaced shelves vertically arranged on panels that are moving on an overhead conveyor system. The system is designed to provide maximum sunlight and precisely correct nutrients to each plant. Ultraviolet light and filter systems may exclude the need for herbicides and pesticides. Sophisticated control systems gain optimum growth performance through the correct distribution of nutrients, the accurate balancing of PH and the delivery of the correct amount of heat, light and water.

System Advantages

	reduced global transport costs and associated carbon emissions
	food and fuel safety, security and sovereignty
	local food is better for public health
	building local economies
	control of externalities and true costs

In a rapidly urbanizing world where the majority of people now live in cities, localization requires that food and fuel be produced in an urban context. Urban agriculture presents a number of technological challenges. The main challenge is a lack of growing space.

Vertical growing is a new idea currently emerging in the sustainability discourse which offers great promise for increasing urban production. Vertical growing systems have been proposed as possible solutions for increasing urban food supplies while decreasing the ecological impact of farming. The primary advantage of vertical growing is the high density production it allows using a much reduced physical footprint and fewer resources relative to conventional agriculture. Vertical growing systems can be applied in combination with existing hydroponics, and greenhouse technologies which already address many aspects of the sustainable urban production challenge (i.e., soil-free, organic production, closed loop systems that maximize water and nutrient efficiencies, etc.). Vertical growing, hydroponics and greenhouse production have yet to be combined into an integrated commercial production system, but, such a system would have major potential for the realization of environmentally sustainable urban food and fuel production.

Management Discussion and Analysis as of March 01, 2010 - continued

Commercial Deployment of the VertiCropTM System – Paignton Zoo, Devon, UK:  The Company via its UK subsidiary has in the summer months of 2009 deployed its first commercial test installation of its VertiCropTM technology at the Paignton Zoo Environmental Park located in Devon, UK.  The Paignton Zoo is one of the largest zoos in the UK. The Zoo is part of South West Environmental Parks Ltd which is owned by the Whitley Wildlife Conservation Trust. It is a combined zoo and botanic garden that welcomes over half a million visitors a year.  The VertiCropTM System installed at Paignton Zoo is meant to grow more plants in less room using less water and less energy. It will help to reduce food miles and bring down the Zoo’s annual costs for animal feed, which is currently in excess of £200,000 a year.  The zoo will grow a whole range of herbs such as parsley and oregano, as well as leaf vegetables like lettuce and spinach, plus a range of fruits such as cherry tomato and strawberry. Reptiles, birds and most of the mammal collection - including primates and big cats will benefit from the production of year-round fresh food.  The system which was a joint arrangement between Valcent Products EU Limited and the Paignton Zoo Environmental Park became operational on August 5, 2009, and will supply necessary data to the Company of semi-commercial crop yields, and other data for further commercialization of the VertiCropTM System.

VertiCrop Warehouse Systems:  The Company is also developing a new VertiCropTM product line for use in a warehouse environment. Using the latest horticultural lighting technologies, combined with state of the art irrigation and nutrient delivery systems, Valcent EU is in the final stages of developing a commercial application of its VertiCropTM system suitable for installing in industrial type warehouses, as an alternative to polytunnels or glasshouses.  A warehouse environment will provide a commercial grower with significant benefits, particularly in areas of climate extremes.  Growing crops in a glasshouse or polytunnel can involve high energy costs to maintain stable temperatures suitable for healthy plant growth. Growing in a warehouse environment with a VertiCropTM vertical farming system is designed to improve production and lower costs.  Valcent EU’s research team has been working with two strategic partners who are acknowledged experts in the field of industrial lighting. This research has lead to the development of a commercially viable eco-friendly system, particularly well suited to application in a warehouse environment.  The VertiCropTM warehouse growing system will also use a hybrid lighting system, harnessing and channeling heat free natural daylight, complemented by the latest LED horticultural lighting technology.

Fluctuations in Results

During the period from March 24, 2004 through the year ended March 31, 2005, we had no meaningful operations and focused exclusively on identifying and adopting a suitable business plan and securing appropriate financing for its execution.

Valcent Products Inc.
Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	12 months ended
	2010 Restated	2009	2008
Net Operating Revenues	$0	0	0
Loss from operations	$4,997,089	14,451,993	12,028,222

Other Loss (Income)	$1,841,760	3,403,497	684,136
Net loss per Canadian GAAP	$6,838,849	17,885,490	12,712,358
Loss per share	$0.16	6.42	6.44

Share capital	$43,250,174	21,957,516	16,691,282
Common shares issued	52,175,329	3,008,977	2,459,796
Weighted average shares outstanding	42,354,279	2,782,284	1,974,763
Total Assets	$1,284,286	2,351,963	4,605,914
Net Liabilities	$4,166,740	3,383,189	8,615,386

Cash Dividends Declared per Common Shares	$0	0	0

Exchange Rates (US $ = CDN $1) period average	$0.91407	0.88839	0.97084
Exchange Rates (British Pound £ = CDN $1) period average	$0.57471	0.52433	0.48368

Management Discussion and Analysis as of March 01, 2010 - continued

Restructuring Initiatives

The debt settlements, share lockup, and convertible debt restructuring (described below) were a part of the Company’s plans to substantially reduce its debt and restructure the Company’s capital structure to enable further funding initiatives pursuant to its business operations.  As part of its restructuring, the Company held a special meeting of its shareholders on June 22, 2009 who approved a stock consolidation of one new share for each eighteen old shares.  This share consolidation became effective on July 16, 2009.  At March 31, 2010, the Company continued to have obligations pursuant to the four convertible note holders in the aggregate of US $1,938,305, described below – “July 2008 Convertible Note Amendments and Reversion”, and in conjunction with its re-organization and funding efforts incurred additional debt also described below – “2009 Debt and Conversion of Debt to Equity”.

Debt Settlement Agreements and Lockup Agreements

Concluding on May 11, 2009, but effective for accounting purposes as of March 31, 2009, Valcent Products, Inc. (the “Company”) entered into agreements with a significant number of the Company’s creditors to settle or restructure a significant portion of the Company’s indebtedness in consideration for shares of the Company’s common stock. The Company settled an aggregate of US $11,806,527 ($14,816,663) representing these balances in exchange for 29,516,955 common shares issued on May 11, 2009.  Included in these shares are 24,232,816 common shares which are subject to pooling restrictions with quarterly equal releases beginning on January 1, 2010, a further 2,634,135 common shares were subject to pooling restrictions until January 1, 2010.  The Company used a value different from the quoted market price to value the restricted shares on issuance to reflect the discount the debt holder participants would require as a result of the 7 month holding period, the large share issuance and economic factors of the company. A loss of $1,154,308 was recorded to loss on settlement of debts for those debt holder participants who received shares at a value different than the restricted share value. The Company estimated the value of the restricted share of US $0.02 per share pre-consolidation (US $0.40 post consolidation). The value of the restricted stock was determined by using a valuation model and specific considerations of the Company’s trading volume, market risk and negotiations with arms length parties.  Also included in these shares are 1,316,424 shares issued in settlements of debts involving current officers or directors of the Company, and 391,298 were issued to a past director and officer of the Company, all of which are subject to the lockup agreements.

July 2008 Convertible Note Amendments and Reversion

As part of the overall debt restructuring, the Company also entered into agreements with each of the Company’s secured creditors and amended the terms of the four secured convertible promissory notes issued in July 2008 in the aggregate principal amount of US $2,428,160 (collectively the “Notes”).   One of the Notes is held by the Company’s past chief financial officer and ex-member of the board of directors (being a Note in the principal amount of US $188,160).

By their original terms the Notes were to be due on or before July 16, 2009, however all of the parties agreed to extend the maturity date of the Notes until March 31, 2009.  On June 2, 2009, pursuant to the modified contractual arrangements, the Company paid US $400,000 to certain of the holders of the Notes (with the exception of the Company’s chief financial officer and member of the board of directors) to pay down the principal amount due and owing under the Notes. All holders of the Notes also agreed to provide the Company or its designee an option to purchase on or before December 31, 2009 the Notes and the remaining amounts due under them, being US $1,323,000 as of December 31, 2009.  Further, through

Management Discussion and Analysis as of March 01, 2010 - continued

December 31, 2009 each Note holder has agreed not to effect any conversions of the Notes into shares of the Company’s common stock.

In consideration for the amendments and accommodations to the Notes, the Company agreed to pay each holder consideration that was comprised of the prepayment of interest that otherwise would have been due and owing on the Notes through December 31, 2009 and amounts that would have been due under the Notes pursuant to their terms, including the original issuance discount and prepayment premium.  This consideration was paid to each Note holder in the form of Company common stock.  In total the Company issued 2,892,036 shares of its common stock to the four Note holders.  However, each of the holders entered into an agreement whereby each agreed to not sell these shares until January 1, 2010.  The Company reserves the right to change lock up arrangements at its discretion.

Each Note holder also agreed to waive any adjustment to the exercise price of the warrants issued to the holders as part of the July 2008 financing that may have resulted from the issuances of shares of Company common stock as part of the Company’s overall debt restructuring and/or from certain other contemplated Company issuances.  However, subject to certain exceptions, the Company agreed that if before March 31, 2010 the Company issues shares of its common stock at a price less than the valuation of the shares issued to each Note holder (US $0.40 per share), that the Company would issue each holder additional shares of Company common stock in a number equal to the difference between the number of shares each holder would have received had the consideration paid to the holder been paid in shares at the lower valuation. If the US $1,323,000 face amount required to retire these notes is not paid on or before December 31, 2009, the promissory notes revert to the terms and conditions original secured convertible note transaction documents including security agreement originally executed in July 2008 which remain valid and in effect.

The Notes were not paid on December 31, 2009 and reverted to their original terms.  The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. While the conversion feature represents an equity component, management has assessed that because the conversion feature can be settled with a variable number of shares and that settlement predicated on a variable number of instruments triggers liability accounting, the conversion feature has been recorded as a liability as at December 31, 2009 when the conversion privileges of the notes were reinstated.  The value of the liability to be recorded is based on the premium of the fair value of the shares to be delivered in the event of a conversion over the fair value of the underlying face value of the debt. The convertible note of $1,968,930 included an embedded derivative liability in the amount of US $567,000 ($575,958) as at March 31, 2010.

During the year ended March 31, 2010, US $10,000 was converted into 21,704 common shares of the Company.  The shares have not been claimed by the converting note holder; the Company plans to return these shares to treasury and increase the holdings of the note holder accordingly.  As at March 31, 2010, a total of the US $1,313,000 in principal and US $58,305 remained outstanding.  Interest continued to accrue on the US $1,313,000 face value of these notes at the default rate of interest of 18% per annum.  The Company plans to retire the notes and accrued interest from further equity financing. On July 1, 2010 the Company agreed to issue 500,000 shares on a prorated ownership basis to the existing convertible note holders as a penalty to extend the term of these notes and to increase the rate of default interest from 18% to 30% effective July 1, 2010. These shares were issued on September 15, 2010.

During the nine months ended December 31, 2010, the Company paid US $32,622 of accrued interest by issuing 135,925 common shares of the Company. The Company accrued a further US $62,225 in interest during the nine months ended December 31, 2010, with all interest settled or paid through to May 31, 2010.

Management Discussion and Analysis as of March 01, 2010 - continued

As at December 31, 2010 an aggregate cash amount of US $907,613 in principal, accrued interest and penalties were due to the note holders (see July 2008 Convertible Note Partial Purchase and Conversion below). As at December 31, 2010, the convertible note of $1,401,462 included an embedded derivative liability in the amount of $ 496,066 (US $496,811).

On February 17, 2011 the Company repaid the convertible note holders in full including principal in the amount of US $688,244 and interest and penalties in the amount of US $246,522 for a total payment of US $934,766. As part of the final negotiation with the convertible note holders the Company agreed to issue an additional 4,404,685 warrants and change the exercise price for all their warrants to US $0.15 for a two year period ending January 14, 2013.

Details of the convertible notes are as follows:

Convertible note continuity:

	US $							CDN $
	Balance	2010	2010	2010	2010	2010	Balance	Balance
Date of Issue	March 31, 2010	Issued Principal and Transfers	Equity Portion	Derivative Liability Portion	Net Accretion / Interest / Penalty	Conversion/ Repayments	December 31, 2010	December 31, 2010
Dec 2009 (i)	1,938,305	10,000	-	(72,661)	258,930	(732,622)	1,401,952	1,401,462
Feb 2010 (ii)	-	51,020	(3,469)	-	1,500	-	49,051	48,952
	1,938,305	61,020	(3,469)	(72,661)	260,430	(732,622)	1,451,003	1,450,414

	US $							CDN $
	Balance	2010	2010		2010	2010	Balance	Balance
Date of Issue	March 31, 2009	Issued Principal and Transfers	Equity Portion	Derivative Liability Portion	Interest / Penalty	Conversion/ Repayments	March 31, 2010	March 31, 2010
Dec 2009 (i)	-	1,323,000	-	567,000	58,305	(10,000)	1,938,305	1,968,930
		1,323,000	-	567,000	58,305	(10,000)	1,938,305	1,968,930

Issuances of Debt and Changes to Debt Instruments

US $50,000 February 2010 Convertible Note

On February 16, 2010, the Company issued to a third party, an unsecured promissory note bearing interest at the rate of 8% per annum whose terms change on May 15, 2010 to an unsecured convertible note with a term to February 15, 2012 bearing interest at 8% per annum.  Both interest and principal may be converted at the option of the lender at any time after May 15, 2010 at US $0.20 per unit, with each unit consisting of one common share and one share purchase warrant exercisable at US $0.40 per share for a two-year term from the date of conversion.

On May 15, 2010, the Company used the residual method to allocate a value of $3,469 to the equity component of the convertible note.

Promissory Notes

As at December 31, 2010 and March 31, 2010, promissory notes payable consisted of the following due to third party lenders:

Management Discussion and Analysis as of March 01, 2010 - continued
	December 31, 2010	March 31, 2010
8% and 10% simple interest, unsecured, due on demand (a)	$2,498,745	$1,001,851
8% simple interest, unsecured, due February 15, 2012 (Note 7(ii))	-	51,318
	$2,498,745	$1,053,169

(a) The total demand notes are due to related parties who are beneficial owners of more than 5% of the Company’s common shares and a former director and officer of the Company. Total interest accrued for the nine months ended December 31, 2010 was $117,682.

Equity Issuances

Convertible Note Principal and Interest Conversions to Equity

On May 31, 2010, a third party purchased on a pro rata ownership basis from the existing convertible note holders, US $634,756 of the convertible notes and US $65,244 in accrued interest for aggregate proceeds of US $700,000.  On June 15, 2010, the notes were converted by the purchaser into 3,500,000 common shares at the rate of US $0.20 per share.

In return for finding the third party and arranging the conversion of the US $700,000 debt acquired by the third party at US $0.20 which was at a rate higher than the original convertible note terms of a 30% discount to bid price conversion covenant (US $0.12), an aggregate of 875,000 warrants exercisable at US $0.40 were issued to a third party exercisable until May 31, 2012.  The Company determined the fair value of the warrants to be $66,089 (Note 8(e)) and charged the amount to the statement of operations.

The Company recorded a gain on conversion in the amount of $540,998 due to the higher conversion rate agreed upon by the third party as at June 15, 2010.

The Company recorded a loss in the change in the fair value of the derivative liability of $412,579 due to change in the fair value of the derivative liability on the converted principle at June 15, 2010 of $386,961 a revaluation of the derivative liability at June 30, 2010 that resulted in an increase to the derivative liability of $25,618. A further revaluation of the derivative liability at September 30, 2010 resulted in a decrease to the derivative liability of $144,399 and a revaluation of the derivative liability at December 31, 2010 that resulted in an increase to the derivative liability of $340,521.

During the first quarter of the 2011 fiscal year, the Company paid US $32,622 of accrued interest by issuing 135,925 common shares of the Company.

Management Discussion and Analysis as of March 01, 2010 - continued

Convertible Note Penalty Equity Issuances
On July 1, 2010 the Company agreed to issue 500,000 shares on a prorated ownership basis to the existing convertible note holders as a penalty to extend the term of these notes and to increase the rate of default interest from 18% to 30% effective July 1, 2010. These shares were issued on September 15, 2010.

On December 31, 2010 the Company agreed to pay the convertible note holders a penalty for waiting in the amount of US $104,653 as the parties negotiated the final payout. This penalty was paid on February 17, 2011

Contributed Services Equity Issuances

At March 31, 2010, commitment to issue shares includes 300,000 common shares to be issued to an officer and director of the Company for product development services performed during the year ended March 31, 2010. The 300,000 common shares to be issued at $0.42 per share, which is equivalent to the quoted market price as at the performance completion date of March 31, 2010 for an aggregate value of $126,000. During the three months ended June 30, 2010, the Company and the officer and director determined that the shares would be replaced by stock options once the stock option plan is approved.  These shares were returned to treasury on September 15, 2010.

On April 1, 2010, the Company authorized the issuance of 500,000 common shares in connection with an investor relations agreement with a consultant to the Company.  On the same date, the Company further authorized the issuance of 500,000 shares in connection with a consulting service agreement.  The Company agreed to issue an aggregate of 100,000 shares during the three months ended June 30, 2010 in connection with a public relations services agreement and a consulting services agreement, subject to cancellation. These shares were issued in the quarter ended June 30, 2010 with an aggregate value on the date of issuance of $271,604.

Extension of Warrant Term - 2009 Financing and 2009 Debt Conversion to Equity

On March 26, 2009, the Company entered into a subscription agreement for an investment of up to US $2,000,000 in convertible units with a single subscriber. The subscription funds bear interest at 10% and the issuance of the units were subject to the completion of the Company’s reverse consolidation which occurred on July 16, 2009. The subscription advances and accrued interest were converted into units of common securities at the rate of US $0.125 per unit on July 17, 2009, the date upon which the Company effected a reverse share consolidation.  Each unit consisted of one restricted common share and one-third share purchase warrant with each whole warrant exercisable into one common share at an exercise price of US $0.45 per share until July 17, 2010.

As at March 31, 2009, the Company had received US $500,000 ($630,650) which has been reflected as a promissory note payable in the financial statements. During the year ended March 31, 2009, the Company accrued US $685 interest on the principal balance of this advance. On May 22, 2009, the balance of US $1,500,000 was received.

The Company completed the reverse share consolidation on July 16, 2009 and on July 17, 2009, the Company issued 16,303,562 common shares pursuant to the conversion of US $2,000,000 in convertible subscription advances and interest of US $37,945 and also issued 5,434,521 warrants to purchase 5,434,521 common shares at an exercise price of US $0.45 per share until July 17, 2010.  Any shares issued to this subscriber upon the conversion of the notes would not be subject to lock up arrangements, but the subscriber was deemed an affiliate of the Company owing to shareholdings greater than 10% ownership and as such is subject to certain selling restrictions. On July 17, 2010, the term of the 5,434,521 warrants to purchase 5,434,521 common shares at an exercise price of US $0.45 per share was extended until July 17, 2011.

Management Discussion and Analysis as of March 01, 2010 - continued

Selected Quarterly Financial Data

Valcent Products Inc. Selected Financial data [Unaudited] (Expressed in Canadian Dollars)
	Quarter Ended 12/31/2010	Quarter Ended 09/30/2010	Quarter Ended 06/30/2010	Quarter Ended 03/31/2010	Quarter Ended 12/31/2009	Quarter Ended 09/30/2009	Quarter Ended 06/30/2009	Quarter Ended 03/31/2009

Net Operating Revenues	$0	0	0	0	0	0	0	0
Loss from operations	$690,991	660,932	1,180,352	1,977,780	497,207	1,198,609	1,323,493	3,704,702
Net loss per Canadian GAAP	$1,067,115	404,373	1,185,396	3,756,464	514,527	1,170,536	995,832	5,297,776
Loss per share from continued operations	$.02	0.01	0.02	0.07	0.01	0.03	0.03	1.78
Share Capital	$44,409,198	44,470,818	44,419,532	43,250,174	42,167,593	41,113,440	38,912,744	21,957,516
Common Shares issued	57,389,550	57,389,552	57,211,254	52,175,329	51,878,625	49,675,133	32,838,400	3,008,977
Weighted average shares outstanding	57,389,550	56,976,506	53,051,142	42,354,279	50,867,833	46,552,598	19,408,871	2,982,909
Total assets	$1,739,821	1,249,249	1,317,093	1,389,261	2,227,497	2,178,450	2,500,524	2,351,963
Net assets (Liabilities)	$5,190,943	4,148,447	(2,607,388)	(2,777,479)	(395,115)	(414,136)	487,635	(1,031,226)

Cash Dividends Declared Per common Shares	$0	0	0	0	0	0	0	0

Management Discussion and Analysis as of March 01, 2010 - continued

NINE MONTHS ENDED DECEMBER 31, 2010 COMPARED WITH THE NINE MONTHS ENDED DECEMBER 31, 2019

Overview of The Third Quarter of Activities

During the nine months ended December 31, 2010, we focused on the following business initiatives:

(i)	the development and commercialization of our “High Density Vertical Growth System” (“VertiCropTM” or “HDVG System”) designed to produce vegetables and other plant crops,

During the nine months ended December 31, 2009, we focused on the following business initiatives:

(i)	the development and commercialization of our “High Density Vertical Growth System” (“VertiCropTM” or “HDVG System”) designed to produce vegetables and other plant crops,

(ii)	the development of a commercial algae growing technology via Vertigro Algae with Global Green Solutions, Inc. (“Global Green”), and

(iii)	the development and marketing of the Tomorrow GardenTM consumer retail product in our UK based subsidiary.

Operating Results

We incurred net losses from operations of $2,532,275 for the nine months ended December 31, 2010, as compared to $3,019,309 for the nine months ended December 31, 2009. The decrease during the nine months ended December 31, 2010 over the same interval in the previous year is largely a result of decreased number of active development projects, cost streamlining due to global economic circumstances, and decreased capital resources.

Operating Expenses

Product development - Product development expenses decreased by $508,335 to $993,934 for the nine months ended December 31, 2010 as compared with the nine months ended December 31, 2019.  The decrease is due to financial constraints which resulted in the deletion of Vertigro Algae operations in the Company’s El Paso research facility, cost reductions and budget streamlining efforts, and fewer active projects under development. During the nine months ended December 31, 2010, the Company’s primary product development expenses were directed towards the commercialization of the Company’s VertiCropTM System operated from Valcent’s UK operating offices.  Tomorrow GardenTM product line development and Vertigro Algae related research and development were concluded in the last quarter of fiscal 2010. Product development expenses were $1,502,269 during the nine months ended December 31, 2009, and was primarily focused on the development of the Company’s VertiCropTM System, Tomorrow GardenTM product lines, and Vertigro Algae technologies. In recent months, due to lack of available capital, the Company has been forced to scale back its active product development operations resulting in employee and consultant layoffs.

Interest and accretion – Extending from convertible debenture and from other promissory note financings during fiscal 2010 and fiscal 2011, the Company incurred $383,895 in interest, and financing charges on convertible and promissory notes during the nine months ended December 31, 2010.  This represents a $206,018 increase from the $177,877 that had been incurred during the nine months ended December 31, 2009. The increase over the previous period in the prior year is due to extension of some convertible notes at a 30% default rate and a penalty for waiting in the amount 105,982. Along with an increase in promissory notes utilized to fund operations in the nine months ended December 31, 2010 as compared to the nine months ended December 31, 2009.

Management Discussion and Analysis as of March 01, 2010 - continued

Investor relations - Investor relations fees increased $151,703 to $289,460 (2009 - $137,757) for the nine months ended December 31, 2010 as a result of certain contracts settled with restricted shares with third party consultants in investor and public relations related advisory activities.

Advertising and media development - Advertising and media development was $16,149 during the nine months ended December 31, 2010 and  was lower by $71,390 than for the same nine months ended December 31, 2009 This decrease is mainly owing to the elimination of marketing costs related to the Nova Skin Care System and other decreased advertising media expenditures.

Professional fees - Professional fees decreased by $246,244 to $157,648 for the nine months ended December 31, 2010 from $403,892 for the nine months ended December 31, 2009 reflecting decreased accounting, regulatory, patent, and legal costs inherent to streamlined operations with fewer active projects under development.

Office and miscellaneous - Office and miscellaneous expenses decreased $134,480 to $160,997 for the nine months ended December 31, 2010 from $295,477 for the nine months ended December 31, 2009. The decrease is primarily due to the scale back of activity in the Company and cost streamlining.

Travel - Travel expenses decreased by $81,547 to $101,678 (2009 - $183,225) for the nine months ended December 31, 2010 as a result of decreased activity in all of the Company’s UK operations, decreased liaison activity between management in the parent Company, as well as decreased travel for fund raising efforts.

Amortization – Amortization increased by $25,517 nine months ended December 31, 2010 to $140,920 (2009 - $115,403). This was due to assts that where purchased for the Company’s continued research and development program.

Rent - Rent expenses decreased $1,482 to $61,151 for the nine months ended December 31, 2010 from $67,633 for the nine months ended December 31, 2009, owing to foreign currency fluctuations.

Stock-based compensation - The Company issued 2,050,000 share options to four consultants to the Company, and accordingly incurred a charge of $207,738 in stock option compensation expenses on vested portions of granted options during the nine months ended December 31, 2010 (2009 - $ nil).  The weighted average fair value of stock options granted of $0.12 per option was estimated using the Black-Scholes option pricing model assuming a risk-free interest rate of 1.98%, expected life of 5.0 years, an expected volatility of 100%, with no expected dividends.

Filing and transfer agent fees - Filing and transfer agent fees decreased $34,532 to $13,705 for the nine months ended December 31, 2010, from $48,237 for the nine months ended December 31, 2010. The difference is primarily attributable to the higher costs that the Company incurred during the same period of the previous year due to its restructuring initiatives.

Management Discussion and Analysis as of March 01, 2010 - continued

Other Income and loss

Foreign exchange (loss) gain - The Company incurred a foreign exchange loss of $66,664 during the nine months ended December 31, 2010 as compared to a gain of $355,734 during the nine months ended December 31, 2009. Substantially, the reason for the change relates to the change in functional currency to the US dollar effective April 1, 2009.

Recover of receivable – During the nine months ended December 31, 2010, the Company recovered from Global Green Solutions Inc. (“GGS”) $4,112 from amounts in the aggregate of $668,057 previously written off in the previous fiscal year owing to GGS’s lack of capital and financial ability to repay the debt on a current basis (2009 - $ nil).

Change in fair value of derivative liability and gain on conversion of convertible notes – On May 31, 2010, a third party purchased on a pro rata ownership basis from the existing convertible note holders, US $634,756 of the convertible notes and US $65,244 in accrued interest for aggregate proceeds of US $700,000.  On June 15, 2010, the notes were converted by the purchaser into common shares at the rate of US $0.20 per share.

In return for finding the third party and arranging the conversion of the US $700,000 debt acquired by the third party at US $0.20 which was at a rate higher than the original convertible note terms of a 30% discount to bid price conversion covenant (US $0.12), an aggregate of 875,000 warrants exercisable at US $0.40 were issued to a third party exercisable until May 31, 2012.  The Company determined the fair value of the warrants to be $66,089 (Note 8(e)) and charged the amount to the statement of operations.

The Company recorded a gain on conversion in the amount of $540,998 due to the higher conversion rate agreed upon by the third party as at June 15, 2010.

The Company recorded a loss in the change in the fair value of the derivative liability of $412,579 due to change in the fair value of the derivative liability on the converted principle at June 15, 2010 of $386,961 a revaluation of the derivative liability at June 30, 2010 that resulted in an increase to the derivative liability of $25,618. A further revaluation of the derivative liability at September 30, 2010 resulted in a decrease to the derivative liability of $144,399 and a revaluation of the derivative liability at December 31, 2010 that resulted in an increase to the derivative liability of $340,521.

Net Loss

The Company reported a net loss of $2,656,874 ($0.05 basic loss per share) for nine months ended December 31, 2010 as compared to a net loss of $2,680,895 ($0.07 basic loss per share) for the same period ending December 31, 2009.

Liquidity and Capital Resources

Because the Company is organized in Canada, the Company’s nine months ended December 31, 2010 financial statements have been prepared by the Company’s management in accordance with Canadian GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company’s accumulated losses during the development stage increased by $2,656,874 to $51,668,852 during the nine months ended December 31, 2010.

Management Discussion and Analysis as of March 01, 2010 - continued

The Company’s working capital deficit as at December 31, 2010 was $4,346,083 compared to a $3,899,205 working capital deficit as at March 31, 2010; there still remains substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing.  The Company is currently seeking additional funding to finance its operations and obligations. Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing efforts or in the success of its products.

During the nine months ended December 31, 2010 the Company issued 500,000 common shares in settlement of convertible note penalty incurred as a result of failure to pay outstanding debt according to originally negotiated term.  The Company also issued 1,100,000 common shares for services provided another 135,925 common shares as payment of interest. A convertible note holder also converted his note    into 3,500,000 common shares. There were also 21,700 shares turned to treasury. The Company’s issued and outstanding shares as at December 31, 2010 were 57,389,550.

On February 17, 2010 the Company completed an initial closing of US $1,432,285 under a private placement at US $0.15 per unit and issued 9,552,364 units. Each unit consists of one common share and one half warrant. One whole warrant is exercisable into one common share at US $0.25.

As at December 31, 2010, the Company had $589,037 in cash (March 31, 2010 - $22,222) and currently have approximately $50,000 in cash as at March 01, 2011.

During the nine months ended December 31, 2010, the Company used a total of $1,194,344 in cash related to its operations.  This cash was funded from the proceeds of promissory notes of $1,445,576 and proceeds from share subscriptions $603,103. The Company acquired repaid related parties $271,604 and $6,130 in property and equipment during nine months ended December 31, 2010.  In total the Company raised more cash than it used resulting in a net cash balance of $566,815 for the nine months ended December 31, 2010 inclusive of a $9,786 foreign exchange loss for the nine months ended December 31, 2010 leaving it with a cash equivalents balance of $589,037 at December 31, 2010.

As at December 31, 2010, accounts receivable of $168,614 (March 31, 2010 - $127,897) consists of value added tax receivable by the Company’s subsidiary, Valcent Products EU Limited, and goods and services tax receivable by the Company. A receivable in the amount of $668,057 due from Global Green Solutions Inc., the Company’s Joint Venture partner in Vertigro Algae product development was written off at March 31, 2010, and recovered $4,112 of this receivable in the nine months ended December 31, 2010.  The write off was for accounting purposes only, and the Company continues to hold Global Green Solutions Inc. liable to the Company for this debt.

Prepaid expenses as at December 31, 2010 of $75,346 (March 31, 2010 - $105,751) consists of prepaid insurance, rental deposits, and similar items.

As at December 31, 2010, inventories related to the Company’s Tomorrow Garden and were $11,863 (March 31, 2010 - $11,665).

Management Discussion and Analysis as of March 01, 2010 - continued

During the nine months ended December 31, 2010 the Company’s cost of assets was $2,022,484 after recognizing a translation reduction of $67,845. Accumulated Amortization as at December 31, 2010 was $1,127,523 after recognizing a translation reduction of $67,845. The net assets of the Company as Dececember 31, 2010 were $894,960. During the year ended March 31, 2009, the Company determined that certain capital assets were not in use or impaired and accordingly wrote down the carrying value of those assets to their net recoverable amounts. The write-down amounting to $509,892 was effected March 31, 2009 and was in addition to $181,618 in amortization in the statement of operations for the year ended March 31, 2009. Further of the Company’s assets have been posted for sale to reduce existing liabilities and to increase working capital.

Due to uncertainty in determining future cash flows related to products under license, the Company, during the year ended March 31, 2008, wrote down the value of the product license by $1,306,074 to $1.

Accounts payable and accrued liabilities decreased $839,979 at December 31, 2010 from $886,435 at March 31, 2010.

Promissory notes increased from $1,053,169 at March 31, 2010 to $2,498,745 at December 31, 2010 owing to the issuance of new unsecured promissory notes that were issued in the nine months ended December 31, 2010 for cash received to fund operations and related accrued interest. The promissory notes bear interest at the rate of 8-10% simple interest.

Our advances and amounts due to related parties increased by $143,599 to $401,805 as at December 31, 2010 (March 31, 2010 - $258,206).

Convertible notes decreased as at December 31, 2010 to $1,450,414 from $1,968,930 at March 31, 2010 due to the sale of US $700,000 in interest and principal due under the notes to a third party who converted the amount into 3,500,000 common shares.  In conjunction with this transaction, 135,925 common shares were issued to the original convertible note holders at the rate of US $0.24 per share in exchange for remaining accrued interest of US $32,622 due to the original convertible note holders through May 31, 2010. Interest will continue to accrue on the US $688,244 face value of these notes as at December 31, 2010 at the default rate of interest of 30% per annum until repaid.

In return for finding the third party and arranging the conversion of the US $700,000 debt acquired by the third party at US $0.20 which was at a rate higher than the original convertible note terms of a 30% discount to bid price conversion covenant (US $0.12), an aggregate of 875,000 warrants exercisable at US $0.40 were issued to a third party exercisable until May 31, 2012.

On February 17, 2011 the Company repaid the convertible note holders in full including principal in the amount of US $688,244 and interest and penalties in the amount of US $246,522 for a total payment of US $934,766. As part of the final negotiation with the convertible note holders the Company agreed to issue an additional 4,404,685 warrants and change the exercise price for all their warrants to US $0.15 for a two year period ending January 14, 2013.

Management Discussion and Analysis as of March 01, 2010 - continued

SUBSEQUENT EVENTS TO DECEMBER 31, 2010

On December 14, 2010 the Company entered into an Agreement with one third party and one related party. The Agreement includes a funding commitment to the Company along with provisions for the new management group to earn certain common shares of the Company either under contact or by options to a maximum exposure of 20,000,000 common shares over time. On February 17, 2010 the Company completed an initial closing of US $1,432,285 under a private placement at US $0.15 per unit. Each unit consists of one common share and one half warrant. One whole warrant is exercisable into one common share at US $0.25. The Company issued 9,552,364 units as of this date. As well, the related party and other debt holders agreed to convert approximately $2,350,000 of their debt into equity at US 0.15 per common shares with a half warrant. One whole warrant is exercisable into one common share at US $0.25.

There are no subsequent events that have incurred that are not disclosed elsewhere in this MD&A and these financial statements as at December 31, 2010.

RISKS

The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of some of the material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

We Have A History Of Operating Losses And We May Have Operating Losses And A Negative Cash Flow In the Future.  We may not be successful in raising capital required to continue to exist.

We Need Additional Financing To Meet The Company’s Current And Future Capital Needs And We May Not Be Able To Secure That Financing.

We Have Only Limited Experience As A Public Reporting Company Which May Place Significant Demands On The Company’s Operations.

The Company’s Inability To Attract And Retain New Personnel Could Inhibit The Company’s Ability To Grow Or Maintain The Company’s Operations.

There Is Only A Limited Market For The Company’s Common Shares.

The Price Of The Company’s Common Shares May Be Volatile Which Could Result In Substantial Losses For Individual Shareholders.

As Of The Date Of This Report The Company Is Not Carrying Any Insurance On Its EL Paso Facilities Which Could Result In A Significant Loss.

The Company Operates In The United States And The United Kingdom As Well As Canada And As Such Is Subject To Foreign Currency Fluctuations Which Can Significantly Impact On Its Financial Results.  The Company Does Not Engage In Any Hedging Arrangements To Mitigate These Risks.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material adverse affect on our financial condition or results of operations.

Management Discussion and Analysis as of March 01, 2010 - continued

CONTRACTUAL OBLIGATIONS

As of December 31, 2010, we had the following contractual obligations not otherwise noted in this Management’s Discussion and Analysis:

The Company leases office and development space in Launceston, Cornwall, UK under a ten-year lease ending on November 15, 2017 at a quarterly cost of $20,331 (GB£12,550). The Company also entered into public relations and consulting agreements in the year that extended beyond the nine months ended December 31, 2010. The combined commitments as at December 31, 2010 are as follows:

	Shares	Amount
2011	25,000	$25,886
2012	-	77,659
2013	-	77,659
2014	-	77,659
Thereafter	-	203,856
	25,000	$462,721

.  Related Party Transactions

During the nine months ended December 31, 2010 and 2009, the Company incurred the following expenditures charged by directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares:

	2010	2009
Product Development	$149,595	$178,825
Interest and accretion	152,044	30,904
Professional fees	-
Rent	19,770	22,500
	$321,409	$226,229

The related party transactions are in the ordinary course of business and are measured at the exchange amount which is the amount agreed upon by the transacting parties.

At December 31, 2010 and 2009, due to related parties was comprised of amounts owing to directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares. The amounts owing were non-interest bearing and had no specific terms of repayment.

At December 31, 2010, the total amount of the promissory notes owing are due to related parties who are beneficial owners of more than 5% of the Company’s common shares and a former director and officer of the Company.

The Company has made payments to a company owned by former directors and officers of the Company pursuant to the Product License for the nine months ended December 31, 2010 and 2009.

Management Discussion and Analysis as of March 01, 2010 - continued

Legal proceedings

There are no unresolved legal actions either in process or pending, and we are not aware of any contemplated, legal, governmental or arbitration proceedings, including those related to bankruptcy, receivership or those involving a third party which have, or may have, significant effects on the Company’s financial position or profitability.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer (“CFO”) are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with Canadian GAAP. The design of the Company’s internal control over financial reporting was assessed as of the date of this Management Discussion and Analysis.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could threaten the Company’s financial viability, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and work load will enable the action. The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the CFO and outside consultants of the financial reports, the integrity and reputation of senior accounting personnel, and candid discussion of those risks with the audit committee.

COMPANY INFORMATION

Additional information related to Valcent Products Inc. is available on SEDAR’s website at www.sedar.com and EDGAR’s website at www.sec.gov.